You're invited to invest in Elixir Kombucha

Danielle has opened a Community Round for **Elixir Kombucha** on Wefunder and has invited you to invest.

Here is a link to make a reservation for your investment. This isn't a transaction, it's just holding your place. Thanks Corey Elixir We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Would you like to invest in Elixir Kombucha?